UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                        (Amendment No. )*
                     UNITED STATES SHOE CORPORATION
____________________________________________________________
                    (Name of Issuer)
                   Common Stock, No par value
____________________________________________________________
                 (Title of Class of Securities)
                            912605102
___________________________________________________________
                         (CUSIP Number)
                          Alan M. Stark
                         80 Main Street
                  West Orange, New Jersey 07052
                         (201) 325-8660
____________________________________________________________
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
                       March 3, 1995
____________________________________________________________
     (Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                        SCHEDULE 13D



CUSIP No. 912605102                      Page 2 of 7 Pages
__________________________________________________________________
     1)   Names of Reporting Person S.S. or I.R.S. Identification
          No. of Above Person

           LEON G. COOPERMAN
           S.S. No. ###-##-####
 _________________________________________________________________
     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)

                                                       (a) [ ]
                                                       (b) [ ]
_________________________________________________________________
     3)   SEC Use Only
_________________________________________________________________
     4)   Source of Funds:
          WC
_________________________________________________________________
     5)   Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e). . . . . . . . . . . . .
               N/A
_________________________________________________________________
     6)   Citizenship or place of Organization:
          UNITED STATES
_________________________________________________________________
               (7)  Sole voting Power
Number of           2,014,300
Shares Bene- ____________________________________________________
ficially       (8)  Shared Voting Power
owned by            663,800
Each Report- ____________________________________________________
ing Person     (9)  Sole Dispositive Power
With                2,014,300
_________________________________________________________________
               (10) Shared Dispositive Power
                    663,800
_________________________________________________________________
     11)  Aggregate Amount Beneficially Owned by Each Reporting
          Person:   2,678,100
_________________________________________________________________
     12)  Check if the Aggregate Amount in Row (11)
                    N/A
_________________________________________________________________
     13)  Percent of Class Represented by Amount in Box (11):
                    5.8%
_________________________________________________________________
     14)  Type of Reporting Person
               I N

Item 1.   Security and Issuer.
          This statement relates to the common stock, no par value (the "Common Stock" or the "Shares"), of THE UNITED STATES SHOE
CORPORATION (the "Company"), which has its principal executive offices at One Eastwood Drive, Cincinnati, Ohio 45227.

Item 2.   Identity and Background.
          This statement is being filed by Leon G. Cooperman, ("Cooperman"). Cooperman is the managing general partner of two limited partnerships organized under the laws of the State of Delaware known as Omega Capital Partners, L.P., and Omega Institutional Partners, L.P. They are private investment firms engaged in the purchase and sale of securities for investment for their own accounts. The business address of Cooperman and the principal business and office of Omega Capital Partners, L.P., and Omega Institutional Partners, L.P., is c/o Omega Advisors, Inc., 88 Pine Street, Wall Street Plaza - 31st Floor, New York, New York 10005. Cooperman is a citizen of the United States.

          Cooperman is also the President and majority stockholder of Omega Advisors, Inc., a Delaware corporation, engaged in providing investment management. The address of the principal business and office of Omega Advisors, Inc. is 88 Pine Street, Wall Street Plaza - 31st Floor, New York, New York 10005. Omega Advisors, Inc. serves as investment manager to Omega Overseas Partners, Ltd., a Cayman Island corporation, with a business address at British American Tower, Third Floor, Jennrett Street, Georgetown, Grand Cayman Island, British West Indies. Omega Advisors, Inc. also serves as investment manager to Omega Overseas Partners, II, Ltd., a Cayman Island corporation, with a business aderess c/jo Hemisphere House, 9 Church Street, Hamilton HM 11, Bermuda. Cooperman controls Omega Overseas Partners, Ltd. and Omega Overseas Partners II, Ltd. Omega Advisors, Inc. also serves with discretionary power as investment manager to unrelated third parties (herein referred to as the " Managed Account").

          Neither Cooperman nor any of the investment entities controlled by him have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such person, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration. Cooperman beneficially owns 2,678,100 Shares. Of this amount, 846,400 Shares are owned by Omega Capital Partners, L.P., at a total cost of $15,441,625; 726,000 Shares are owned by Omega Institutional Partners, L.P., at a total cost of $13,303,898; 371,800 Shares are owned by Omega Overseas Partners, Ltd. at a total cost of $6,692,114; 70,100 Shares are owned by Omega Overseas Partners, II, Ltd. at a cost of $1,275,444; and 663,800 Shares are owned by the Managed Account at a total cost of $12,994,623. The source of funds for the purchase of all such Shares was investment capital.

Item 4.  Purpose of Transaction.
          Cooperman has acquired the Shares for investment purposes, and only in the ordinary course of business. He has sent a letter to Charles Mechem, Jr., Chairman of the Board of the Company, on March 3, 1995 expressing his support of the Company and thoughts on Luxottica's tender offer, a copy of which is attached hereto as an Exhibit.

          In the ordinary course of business, Cooperman from time to time evaluates holdings of securities, and based on such evaluation, he may determine to acquire or dispose of securities of specific issuers.

          Cooperman has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
          Based upon the information contained in the Company's 10Q for the quarterly period ended October 29, 1994 filed with the Securities and Exchange Commission, there are issued and outstanding 46,341,660 Shares of Common Stock. Omega Capital Partners, L.P., owns 846,400 Shares, or 1.8% of those outstanding; Omega Institutional Partners, L.P., owns 726,000 Shares, or 1.6% of those outstanding; Omega Overseas Partners, Ltd., owns 371,800 Shares, or 0.8% of those outstanding; Omega Overseas Partners, II, Ltd. owns 70,100 Shares, or 0.2% of those outstanding; and the Managed Account owns 663,800 Shares, or 1.4% of those outstanding. Cooperman possesses sole power to vote and direct the disposition of all Shares of Common Stock owned by Omega Capital Partners, L.P., Omega Institutional Partners, L.P., and Omega Overseas Partners, Ltd. As to the 663,800 Shares owned by the Managed Account, there would be shared power to dispose or to direct the disposition of such Shares because the owners of the Managed Account may be deemed beneficial owner of such Shares pursuant to Rule 13d-3 under the Act as a result of their right to terminate the discretionary account within a period of 60 days. Cooperman disclaims beneficial ownership of the Shares except to the extent of his pro-rata profits interest in the limited partnerships.

          The following table details the purchases and sales by Omega Capital Partners, L.P., Omega Institutional Partners, L.P., Omega Overseas Partners, Ltd., Omega Overseas Partners II, Ltd., and the Managed Account in shares of Common Stock within the 60 day period prior to this filing. All other transactions were open market transactions.

PURCHASES:


                  Omega Capital Partners, L.P.

    Date of          Amount of         Price Per
  Transaction          Shares             Share

   01/30/95           8,000            $  25.55
   02/09/95           5,700               20.125
   02/15/95             300               19.50
   03/03/95          66,000               24.50
   03/03/95          23,800               24.56
   03/03/95          62,500               24.53
   03/03/95          19,200               24.125



               Omega Institutional Partners, L.P.

  Date of          Amount of             Price Per
Transaction          Shares               Share

  01/30/95           6,300              $ 20.25
  02/07/95           4,300                20.125
  02/15/95             300                19.50
  03/03/95          56,200                24.50
  03/03/95          20,600                24.56
  03/03/95          53,300                24.53
  03/03/95          17,000                24.125

                    Omega Overseas Partners, Ltd.

  Date of          Amount of             Price Per
Transaction          Shares               Share

  01/30/95           5,200              $ 20.25
  03/03/95          26,400                24.50
  03/30/95           9,600                24.56
  03/03/95          24,900                24.53
  03/03/95           7,000                24.125


                Omega Overseas Partners, II, Ltd.


  Date of           Amount of            Price Per
Transaction           Share               Share


 03/03/95            5,000               $ 24.50
 03/03/95            1,900                 24.56
 03/03/95            4,700                 24.53
 03/03/95            1,500                 24.125


                       The Managed Account

  Date of          Amount of           Price Per
Transaction          Shares             Share

01/26/95            130,000            $ 20.25
01/30/95                500              20.25
02/09/95             20,000              20.125
02/15/95              2,000              19.50
03/03/95             38,500              24.50
03/03/95             86,100              24.53
03/03/95             14,100              24.56
03/03/95              5,300              24.125



SALES:

               Omega Institutional Partners, L.P.



 Date of            Amount of           Price Per
Transaction          Shares              Share

02/28/95            110,600            $ 19.00


                  Omega Overseas Partners, Ltd.


 Date of            Amount of           Price Per
Transaction          Shares              Shares

02/06/96                800            $ 21.00
02/24/95             49,300              19.29
02/24/95              1,000              19.375


                Omega Overseas Partners, II, Ltd.


 Date of            Amount of           Price Per
Transaction          Shares              Shares


02/06/95                200             $ 21.00

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
         Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.
         There is a letter by Cooperman dated March 3, 1995 filed as an Exhibit.

                            SIGNATURE
          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 6, 1995


/s/ ALAN M. STARK

ALAN M. STARK on behalf of LEON G.
COOPERMAN, individually and al
managing partner of Omega Capital
Partners, L.P., Omega Institutional
Partners, L.P., and as President of
Omega Advisors, Inc. pursuant to
Power of Attorney on file.


ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).